February 7, 2011

Via EDGAR

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Longwei Petroleum Investment Holding Limited
Amendment No. 1 to Registration Statement on Form S-3
Filed January 14, 2011
File No. 333-171139
Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2010
Filed January 14, 2011
File No. 1-34793

Dear Ms. Parker:

We have reviewed the comments contained in your letter dated January 28, 2011 and submit the following responses.

General

1.
We note your response to prior comment 7 from our letter, dated December 30, 2010.  In an appropriate place in your filings, please disclose that, although required by your bylaws, you have not held an annual shareholders meeting since October 11, 2007.  Disclose, as indicated in your response, that you undertake to have an annual meeting of shareholders in June 2011.

Response:

The Company has revised its Registration Statement on Form S-3 to disclose its intention to have an annual shareholder meeting in June 2011.

*****

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 727-641-1357.

Very truly yours,

/s/ Michael Toups
Michael Toups
Chief Financial Officer

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